SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Magellan Petroleum Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

559091307
(CUSIP Number)

Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 15 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559091307	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Helios Energy Offshore Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 520,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 520,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 520,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 559091307	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Helios Energy GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 520,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 520,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 520,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 559091307	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Helios Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 520,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 520,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 520,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 559091307	SCHEDULE 13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Jason B. Selch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 45,000 shares of Common Stock
	8	SHARED VOTING POWER 520,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 45,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 520,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 565,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 559091307	SCHEDULE 13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Brendan S. MacMillan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,633,305 shares of Common Stock
	8	SHARED VOTING POWER 2,100 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 2,633,305 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 2,100 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,635,405 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 559091307	SCHEDULE 13D	Page 7 of 15 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Magellan Petroleum Corporation, a Delaware corporation (the "Issuer").  The principal executive office of the Issuer is located at 1775 Sherman Street, Suite 1950, Denver, Colorado 80203.  This statement constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons (as defined herein).

Item 2.	IDENTITY AND BACKGROUND

(a)           This statement is filed by (i) Helios Energy Offshore Master Fund L.P., a Cayman Islands exempted limited partnership ("Helios Energy"); (ii) Helios Energy GP LLC, a Delaware limited liability company ("Helios GP"); (iii) Helios Advisors, LLC, a New York limited liability company ("Helios Advisors"); (iv) Jason B. Selch, a United States citizen ("Mr. Selch" and together with Helios Energy, Helios GP and Helios Advisors, "Helios"); and (v) Brendan S. MacMillan, a United States citizen ("Mr. MacMillan" and together with Helios, the "Reporting Persons").

(b)           The principal business address of Helios is 780 Third Avenue, 7th Floor, New York, New York 10017.  The principal business address of Mr. MacMillan is 150A Manchester Street, San Francisco, California 94110.

(c)           The principal business of Helios Advisors is to provide investment management services to private individuals and institutions. Helios Energy is advised by Helios Advisors. The principal business of Helios Energy is to invest in securities. The principal business of Helios GP is to serve as the general partner of Helios Energy. Mr. Selch is the Portfolio Manager of Helios Energy and his principal business is investment management. Mr. MacMillan serves as a principal of several private equity funds and his principal business is investment management.

(d)           None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Selch and Mr. MacMillan are citizens of the United States of America.

The name, citizenship, present principal occupation or employment and business address of each member of Helios GP and Helios Advisors is set forth in Schedule A attached hereto.  To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals or entities owns any shares of Common Stock.

CUSIP No. 559091307	SCHEDULE 13D	Page 8 of 15 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $6,288,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.  Helios used a total of approximately $772,000 (including brokerage commissions) in the aggregate to acquire the 520,000 shares of Common Stock reported herein as directly beneficially owned by Helios Energy.  Mr. Selch used a total of approximately $84,000 (including brokerage commissions) in the aggregate to acquire the additional 45,000 shares of Common Stock reported herein as directly beneficially owned by him.  Mr. MacMillan used a total of approximately $5,432,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by him.

Funds for the purchase of the Common Stock reported herein as beneficially held by Helios were derived from (i) the available working capital of Helios Energy and (ii) margin borrowings described in the following sentence, in each case for the shares of Common Stock held directly by Helios Energy.  Such Common Stock is held by Helios in commingled margin accounts, which may extend margin credit to Helios from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

The Common Stock reported herein as beneficially held by Mr. Selch (other than the Common Stock reported herein as directly held by Helios Energy) was purchased solely with the personal funds of Mr. Selch and none of the proceeds used to purchase the Common Stock reported herein as beneficially owned by him were provided through borrowings of any nature.

The Common Stock reported herein as beneficially held by Mr. MacMillan was purchased solely with the personal funds of Mr. MacMillan and none of the proceeds used to purchase the Common Stock reported herein as beneficially owned by him were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION

The shares of Common Stock reported in this Schedule 13D have been purchased and held for investment in the ordinary course of business.  The Reporting Persons initially invested in the Issuer because they believed the stock was undervalued and represented a potentially profitable investment opportunity.

CUSIP No. 559091307	SCHEDULE 13D	Page 9 of 15 Pages

On November 14, 2012, Helios Energy, in compliance with the bylaws of the Issuer, submitted its formal notice of intent to nominate directors and present a proposal at the Issuer's 2012 annual meeting of shareholders (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "2012 Annual Meeting") (the "Notice").  The Notice states that Helios Energy intends to nominate Mr. Selch and Mr. MacMillan (each, a "Nominee" and together, the "Nominees") for election as directors of the Issuer.  The Notice also states that Helios Energy intends to present a proposal at the 2012 Annual Meeting to amend the Amended and Restated Bylaws of the Issuer to de-stagger the board of directors of the Issuer (the "Board"), providing that directors be elected to serve one-year terms beginning with the 2012 Annual Meeting, and permit directors to be removed with or without cause.

On November 19, 2012, the Issuer sent a letter to the Reporting Persons' outside legal counsel declaring that the Notice did not satisfy the requirements of the Bylaws.  On November 21, 2012, the Reporting Persons' legal counsel sent a letter to the Issuer in response, stating that none of the bases the Issuer cited for invalidation of the Notice was accurate and therefore the Notice was timely given and fully complied with the Bylaw requirements.

On November 26, 2012, Helios Energy delivered to the Issuer a letter formally withdrawing the Notice, effective immediately.

The Reporting Persons may have initially been deemed members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because they agreed to act together to submit the Notice.  However, as a result of withdrawing the Notice, as of November 26, 2012, Helios and Mr. MacMillan are no longer acting together in any capacity and therefore are no longer deemed members of a "group" within the meaning of the Exchange Act.

CUSIP No. 559091307	SCHEDULE 13D	Page 10 of 15 Pages

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, engaging in any hedging or similar transactions with respect to the Securities, and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 3,200,405 shares of Common Stock, constituting approximately 5.9% of the Issuer’s currently outstanding Common Stock.  The aggregate number and percentage of shares of Common Stock reported herein are based upon the 53,885,594 shares of Common Stock outstanding as of September 17, 2012, as reported in Amendment No. 1 to the Issuer's Annual Report on Form 10-K for the year ending June 30, 2012, filed with the Securities and Exchange Commission on October 29, 2012.

(i)	Helios Energy:
	(a)	As of the date hereof, Helios Energy may be deemed the beneficial owner of 520,000 shares of Common Stock.
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 520,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 520,000 shares of Common Stock

(ii)	Helios GP:
	(a)	As of the date hereof, Helios GP may be deemed the beneficial owner of 520,000 shares of Common Stock
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 520,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 520,000 shares of Common Stock

CUSIP No. 559091307	SCHEDULE 13D	Page 11 of 15 Pages

(iii)	Helios Advisors:
	(a)	As of the date hereof, Helios Advisors may be deemed the beneficial owner of 520,000 shares of Common Stock
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 520,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 520,000 shares of Common Stock

(iv)	Mr. Selch:
	(a)	As of the date hereof, Mr. Selch may be deemed the beneficial owner of 565,000 shares of Common Stock.
Percentage: Approximately 1.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 45,000 shares of Common Stock
		2.	Shared power to vote or direct vote: 520,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 45,000 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 520,000 shares of Common Stock

(v)	Mr. MacMillan:
	(a)	As of the date hereof, Mr. MacMillan may be deemed the beneficial owner of 2,635,405 shares of Common Stock.
Percentage: Approximately 4.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 2,633,305 shares of Common Stock
		2.	Shared power to vote or direct vote: 2,100 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 2,633,305 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 2,100 shares of Common Stock

By virtue of their agreement to work together in submitting the Notice, the Reporting Persons initially may have been deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and as such may have been deemed to beneficially own an aggregate of 3,200,405 shares of Common Stock, constituting approximately 5.9% of the shares of Common Stock outstanding. However, as a result of Helios Energy's withdrawal of the Notice, Helios and Mr. MacMillan are no longer acting together in any capacity and therefore are no longer deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and should no longer be deemed to beneficially own any shares beneficially held by the other.

Mr. Selch expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. MacMillan and Mr. MacMillan expressly disclaims beneficial ownership of the sahres of Common Stock beneficially owned by Helios and Mr. Selch.

(b) By virtue of an investment management agreement with Helios Energy, Helios Advisors has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 520,000 shares of Common Stock beneficially owned by Helios Energy.  As general partner of Helios Energy, Helios GP may be deemed to have shared voting power and shared dispositive power with respect to all Common Stock beneficially owned by Helios Energy.  As Portfolio Manager of Helios Energy, Mr. Selch may be deemed to have shared voting power and shared dispositive power with respect to all Common Stock beneficially owned by Helios Energy.  In addition, Mr. Selch has sole voting and dispositive power over 45,000 shares of Common Stock directly beneficially owned by him.  Mr. MacMillan has sole voting and dispositive power over 2,633,305 shares of Common Stock beneficially owned by him, of which 114,011 shares are held in trusts for which Mr. MacMillan serves as custodian or is a beneficiary, and shared voting and dispositive power over an additional 2,100 shares of Common Stock beneficially owned by him.

CUSIP No. 559091307	SCHEDULE 13D	Page 12 of 15 Pages

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d) Other than Mr. MacMillan's wife, Melanie S. MacMillan, with whom he shares voting and dispositive power over 2,100 shares of Common Stock, no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) November 26, 2012.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 1 and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated November 26, 2012.

CUSIP No. 559091307	SCHEDULE 13D	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 26, 2012

Helios Energy Offshore Master Fund L.P.

By:	Helios Energy GP LLC, its general partner

By:	/s/ Jason B. Selch
Name:	Jason B. Selch
Title:	Member

Helios Energy GP LLC

By:	/s/ Jason B. Selch
Name:	Jason B. Selch
Title:	Member

Helios Advisors, LLC

By:	/s/ Mario Covo
Name:	Mario Covo
Title:	Managing Partner

/s/ Jason B. Selch
Jason B. Selch

/s/ Brendan S. MacMillan
Brendan S. MacMillan

CUSIP No. 559091307	SCHEDULE 13D	Page 14 of 15 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

HELIOS ENERGY GP LLC

The following sets forth the name, principal occupation and business address of each member of Helios GP.

Name	Citizenship	Principal Occupation	Business Address
Jason B. Selch	United States of America	Investment Professional	780 Third Avenue, 7th Floor, New York, New York 10017
Marc Garfinkle	United States of America	Investment Professional	780 Third Avenue, 7th Floor, New York, New York 10017
Helios Partners, LLC	New York	Managing Member	780 Third Avenue, 7th Floor, New York, New York 10017

HELIOS ADVISORS, LLC

The following sets forth the name, principal occupation and business address of each member of Helios Advisors.

Name	Citizenship	Principal Occupation	Business Address
Mario Covo	United States of America	Investment Professional	780 Third Avenue, 7th Floor, New York, New York 10017
Gabriel Tolchinsky	United States of America	Investment Professional	780 Third Avenue, 7th Floor, New York, New York 10017
Lawrence Heller	United States of America	Investment Professional	780 Third Avenue, 7th Floor, New York, New York 10017
Kristan Bodden	United States of America	Investment Professional	780 Third Avenue, 7th Floor, New York, New York 10017
Aili Areng	United States of America	Investment Professional	780 Third Avenue, 7th Floor, New York, New York 10017

CUSIP No. 559091307	SCHEDULE 13D	Page 15 of 15 Pages

SCHEDULE B

Transaction History of the Reporting Persons with respect to the Common Stock

This Schedule sets forth information with respect to transactions in the Common Stock by Mr. MacMillan and Helios Energy, the only Reporting Persons to conduct any transactions in the Common Stock during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Mr. MacMillan

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/08/2012	3,300	0.93
10/11/2012	7,000	0.85

Helios Energy

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/22/2012	62,600	0.91
11/14/2012	20,000	0.88